LETTER AGREEMENT

ASHBY PROPERTY, NEVADA

This binding Letter Agreement dated July 19, 2011 sets out all essential terms of the agreement among **Orsa Ventures Corp.** ("**Orsa**"), a company incorporated pursuant to the laws of British Columbia and listed on the TSX Venture Exchange ("**TSX-V**"), **Bridgeport Ventures Inc.** ("**Bridgeport**"), a company incorporated pursuant to the laws of Ontario and listed on the Toronto Stock Exchange ("**TSX**"), and **Bridgeport Gold Inc.** ("**Bridgeport Gold**"), Bridgeport's wholly-owned subsidiary incorporated pursuant to the laws of Nevada, in relation to the Ashby property (the "**Property**") located in Nevada, USA, as more particularly described in Exhibit A.

The terms of our Agreement are as follows:

1. Bridgeport and Bridgeport Gold jointly and severally represent and warrant to and covenant with Orsa that:

   (a) Bridgeport is a corporation duly incorporated, validly subsisting and in good standing under the laws of Ontario;

   (b) Bridgeport Gold is a corporation duly incorporated, validly subsisting and in good standing under the laws of Nevada;

   (c) the execution and delivery of this Letter Agreement has been duly authorized, ratified and approved by all necessary corporate action on the part of Bridgeport and Bridgeport Gold and will not violate or result in a breach of the laws of any jurisdiction applicable or pertaining to this Letter Agreement or of the constating documents of Bridgeport or Bridgeport Gold;

   (d) Bridgeport Gold has a 100% legal and beneficial interest in the Property, free and clear of all security interests, liens, charges, mortgages, pledges, encumbrances, adverse claims and demands of any nature or kind whatsoever recorded or unrecorded, other than an existing 2% net smelter return royalty on mineral claim numbers NMC854199 (Lazy 1), NMC854200 (Lazy 2) and NMC854201 (Lazy 3);

   (e) Bridgeport Gold is duly qualified and registered in all those jurisdictions in which the conduct of its business in respect of, or the ownership, acquisition or leasing of, the Property makes such qualification and/or registration necessary;

   (f) there are no outstanding or pending actions, suits, claims or administrative proceedings affecting Bridgeport, Bridgeport Gold or any part of the Property;

   (g) Bridgeport Gold has all necessary right and authority to enter into this Letter Agreement and to dispose of a portion of its interest in the Property in accordance with the terms of this Letter Agreement;

   (h) the Property is in good standing by the proper completion and filing of all documents and the payments of all fees, in accordance with applicable mining laws and any regulations thereto, and the performance of all other actions necessary in that regard;

(i) there are no adverse proprietary, possessory or other interests or agreements affecting the Property and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates, or any other products removed from the Property, other than an existing 2% net smelter return royalty on mineral claim numbers NMC854199 (Lazy 1), NMC854200 (Lazy 2) and NMC854201 (Lazy 3);

(j) conditions on and relating to the Property and operations conducted by Bridgeport and Bridgeport Gold thereon are in material compliance with all applicable laws, regulations or orders, including those laws, regulations or orders relating to environmental matters, including, without limitation, waste disposal and storage;

(k) Bridgeport and Bridgeport Gold have made and will continue to make available to Orsa all material title and geological information in their respective possession or control relating to the Property and work done on or with respect to the Property and copies of all permits and permit applications respecting the Property;

(l) there are no consents, approvals or conditions precedent required for the completion of the transactions contemplated herein on the part of Bridgeport or Bridgeport Gold;

(m) Bridgeport and Bridgeport Gold are not aware of any fact or circumstance which has not been disclosed to Orsa which should be disclosed in order to prevent the representations and warranties in this Section from being misleading.

2. Orsa represents and warrants to and covenants with Bridgeport and Bridgeport Gold that:

(a) Orsa is a corporation duly incorporated and validly subsisting and in good standing under the laws of the Province of British Columbia;

(b) Orsa is duly qualified and registered in all necessary jurisdictions in which the conduct of its business makes such qualification or registration necessary;

(c) the execution and delivery of this Letter Agreement has been duly authorized by all necessary corporate action on the part of Orsa and this Letter Agreement will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining to this Letter Agreement or of the constating documents of Orsa;

(d) if and when issued, the Consideration Shares (as defined in Section 7) will be issued as fully paid, non-assessable shares, free of any encumbrances or interests of others, but subject to applicable resale restrictions;

(e) Orsa shall keep the Property clear of liens and other charges arising from its operations thereon, except such liens or charges arising in respect of taxes the payment of which are not yet due, and those liens being contested in good faith by Orsa;

(f) Orsa shall carry on all operations on the Property in a good and miner-like manner and in compliance with all applicable governmental regulations and restrictions including, but not limited to those relating to the environment, labour, taxation and mining law; and

(g) Orsa shall indemnify Bridgeport and save it harmless from any and all liabilities, costs, damages or charges arising from the failure of the Orsa to comply with the covenants contained in this Section or otherwise arising from its operations on the Property.

3. Orsa, Bridgeport and Bridgeport Gold acknowledge and agree that the other parties hereto are entering into this Letter Agreement relying upon the representations and warranties made to them herein. All of such representations and warranties shall survive the execution and delivery of this Letter Agreement for a period of three years. Each party will indemnify and hold the other parties harmless from all loss, damage, cause, action or suits arising out of or in connection with any breach of any of their respective representations or warranties contained herein.

4. Orsa and Bridgeport agree with each other that the covenants contained in Sections 1 and 2 shall remain in full force and effect during the term of the First Option and, if applicable, the Second Option.

5. In consideration for the payment of $10 by Orsa to Bridgeport Gold, the receipt of which is hereby acknowledged by Bridgeport Gold, Bridgeport Gold hereby grants to Orsa the sole and exclusive right and option (the "**First Option**") to earn and acquire an initial undivided 49% legal and beneficial interest in and to the Property by Orsa:

   (a) issuing an aggregate of 100,000 common shares of Orsa to Bridgeport or its designee within three business days of receipt by Orsa of the approval of the TSX Venture Exchange to this Letter Agreement;

   (b) completing Exploration Expenditures (as defined in Section 7) on the Property of at least $150,000 on or before the first anniversary of the date of this Letter Agreement (which, for greater certainty, shall be a firm commitment by Orsa and shall not be optional); and

   (c) completing cumulative Exploration Expenditures on the Property of at least $300,000 on or before the second anniversary of the date of this Letter Agreement.

6. If Orsa exercises the First Option by completing its obligations in accordance with Section 5 and providing written notice thereof to Bridgeport (the "**First Option Notice**"), Bridgeport Gold grants to Orsa the sole and exclusive additional right and option (the "**Second Option**"), for a period of up to 90 days after the date of the exercise of the First Option, to acquire a further 2% interest in the Property (for an aggregate total interest of 51%), by:

   (a) paying to Bridgeport $100,000 in cash by cheque or wire transfer; and

   (b) issuing to Bridgeport Consideration Shares (as defined in Section 7) with an aggregate deemed value (calculated in accordance with Section 7) of at least $100,000.

7. In relation to the First Option and the Second Option, the following terms have the following meanings:

   (a) "Exploration Expenditures" means the sum of:

      (i) all direct exploration costs, including, without limitation, drilling, geophysics including airborne geophysics, geochemical sampling, geological mapping, keeping tenure in good standing, personnel, and the commissioning of technical or other reports in respect of the Property;

      (ii) all staking or other acquisition costs associated with Orsa's staking or acquisition of mineral claims or other land, water or mineral rights which are made subject to this Letter Agreement pursuant to Section 18 hereof; and

(iii) an overhead charge of 10% on all direct expenditures, intended to represent Orsa's overhead and other indirect costs associated with acting as operator in respect of the Property; and

(b) "Consideration Shares" means common shares in the capital of Orsa having a deemed value equal to the volume-weighted average trading price of Orsa's common shares on the TSX-V for the 10 trading days prior to the date of the First Option Notice.

8. As soon as practicable following the execution of this Letter Agreement, Bridgeport shall take all necessary steps in order to register this Letter Agreement, and Orsa's interest in the Property hereunder, against title to the Property in accordance with applicable laws, or, at the request of Orsa, will execute such documents as Orsa may reasonably request in order that Orsa may register its interest hereunder against title to the Property.

9. During the term of the First Option and, if applicable, the Second Option, Orsa shall pay all property taxes in respect of the Property and make all other payments necessary to maintain the Property in good standing, provided such payments will be included and credited as Exploration Expenditures.

10. If Orsa exercises the First Option by completing its obligations in accordance with Section 5 and:

(a) elects not to proceed with, or fails to exercise, the Second Option by completing its obligations pursuant to Section 6, then Orsa will have earned a 49% interest in the Property; or

(b) exercises the Second Option by completing its obligations pursuant to Section 6, then Orsa will have earned a 51% interest in the Property;

and Bridgeport and Orsa shall then form a joint venture (the "**Joint Venture**") for further exploration and development of the Property and the parties will negotiate in good faith and complete formal documentation for the formation of the Joint Venture to be governed by the terms of a joint venture agreement (the "**Joint Venture Agreement**") or other mutually acceptable structure to be governed by such other instrument containing customary industry standard terms compatible with the general terms and conditions set out in Section 11.

11. Orsa and Bridgeport hereby agree that the Joint Venture Agreement will contain the following terms and conditions, together with such other industry-standard terms and conditions as to which the parties, acting reasonably, may agree:

(a) the parties to the Joint Venture (the "**Joint Venture Parties**") shall contribute to the work programs and other costs associated with the Joint Venture (the "**Joint Venture Costs**") on a pro rata basis in proportion to their respective proportional interests in the Joint Venture;

(b) if a Joint Venture Party fails to meet its funding obligations in respect of the Joint Venture Costs, then its interest will be diluted pursuant to a straight-line dilution formula based on prior contributed Joint Venture Costs plus an initial deemed expenditure of (i) $490,000 for Bridgeport and $510,000 for Orsa in the event that Orsa exercises the Second Option; or (ii) $510,000 for Bridgeport and $490,000 for Orsa in the event that Orsa does not exercise the Second Option, all to be detailed in the Joint Venture Agreement;

(c) if any Joint Venture Party's proportional interest in the Joint Venture is diluted to below 20%, such interest shall automatically be converted into a 2% net smelter return royalty interest (the "**NSR Royalty**") in the Property and for a period of two years following the commencement of commercial production on the Property, the other Joint Venture Party may purchase up to a 50% of the NSR Royalty (such that the first Joint Venture Party shall thereafter hold a minimum 1% NSR Royalty), which purchase may be completed in increments at a price of $1,000,000 for each 0.5% of the NSR Royalty;

(d) following the formation of the Joint Venture, all work programs and budgets and other strategic decisions on the Property and the exploration and development thereof will be approved by a committee (the "**Joint Venture Committee**") comprised of two representatives of each Joint Venture Party;

(e) except for such decisions as are set out in the Joint Venture Agreement as requiring a special majority, all decisions of the committee shall be made by a simple majority of votes cast, with the representatives of each Joint Venture Party having an aggregate number of votes equal to such Joint Venture Party's proportionate interest in the Joint Venture;

(f) in the case of any tied vote by the Joint Venture Committee, the operator of the Joint Venture shall have the additional casting vote;

(g) the operator of all approved work programs on the Property (the "**Operator**") during the Joint Venture shall be:

(i) Orsa, if it has exercised the Second Option; or

(ii) Bridgeport, if Orsa has not exercised the Second Option;

provided that if the Operator's participating interest is at any time reduced to less than 50%, the other Joint Venture Party shall have the option, but not the obligation, to become the Operator;

(h) the Operator shall have the sole right and responsibility to supervise and manage the conduct of activities by the Joint Venture pursuant to the terms and conditions of the Joint Venture Agreement and under the strategic direction of the Joint Venture Committee, including the exploration and the development of the Property and the engineering, design and construction of any production facilities on the Property, where applicable, in accordance with the work programs and budgets approved by the Joint Venture Committee from time to time. The Operator will be required to furnish, on a reasonable basis, quarterly technical reports and management-prepared financial statements to all Joint Venture Parties;

(i) the Operator will perform work on the Property in accordance with all applicable laws, regulations, statutes, codes, by-laws or other governmental enactments and in a sound and workman-like manner in accordance with good mining and engineering practices and standards; and

(j) the Operator will be entitled to charge, and to be credited with towards its funding obligations pursuant to paragraph 11(a), an administration fee (the "**Operator Fee**") in recognition of costs and expenses associated with head office functions, such as head

office overhead, use of corporate infrastructure, and general corporate services such as accounting, insurance and data processing, with such Operator's Fee to be equal to 10% of all Joint Venture Costs, exclusive of the Operator Fee itself.

12. During the period (the "**Earn-in Period**") in which Orsa is earning its initial 49% interest in the Property under the First Option and, if applicable, the subsequent additional 2% interest in the Property under the Section Option, concessions within the Property may only be relinquished by unanimous decision of Orsa and Bridgeport. During the term of the Joint Venture, relinquishment of any concession will be by majority vote. In each case, a party voting against relinquishment shall, prior to actual relinquishment, be offered the concession or concessions for acquisition for its own account at no cost. Any party that votes for a proposal for relinquishment of any concession within the Property will be restricted from directly or indirectly acquiring such concessions in its own right for a period of two years thereafter.

13. Following the formation of the Joint Venture, if either of the Joint Venture Parties (the "**Proposed Seller**"), receives and wishes to accept a bona fide offer from an arm's length third party (the "**Proposed Purchaser**") to purchase all or part of the interest of the Proposed Seller in the Property, or if the Proposed Seller intends to sell or otherwise dispose of all or substantially all of its interest in the Property, the Proposed Seller shall first irrevocably offer (the "**Offer**") such interest in writing to the other Joint Venture Party upon terms no less favourable than those offered by the Proposed Purchaser or intended to be offered by the Proposed Seller, as the case may be, and the other Joint Venture Party shall have 30 days (the "**Offer Period**") to accept or decline such Offer. If the other Joint Venture Party does not accept or decline such Offer prior to the expiry of the Offer Period, it shall be deemed to have declined such Offer. If the other Joint Venture Party accepts such Offer prior the expiry of the Offer Period, the Joint Venture Parties shall close the transaction which is the basis of the Offer within 60 days of the expiry of the Offer Period, or such other date as is mutually agreed by the Joint Venture Parties. Any Proposed Purchaser must agree in writing to assume all the obligations of the Proposed Seller under the Joint Venture Agreement and to be bound by the terms of the Joint Venture Agreement, or otherwise such Proposed Purchaser is prohibited from purchasing the Proposed Seller's interest in the Property. If either of the Joint Venture Parties is a direct or indirect subsidiary of either Bridgeport or Orsa, then the sale or proposed sale of an interest in such subsidiary, or, in the case of an indirect subsidiary, of any of the intervening subsidiaries between Bridgeport or Orsa and such subsidiary, shall be deemed to be a sale of an interest in the Property for the purposes of this Section, provided that any transfer of an interest in a subsidiary being made solely in connection with an internal corporate reorganization shall not be considered a sale of an interest in the Property for the purposes of this Section, and provided further that this provision shall not be applicable with respect to any mergers, acquisitions, take-overs or any similar transactions involving either of the Joint Venture Parties.

14. Bridgeport shall be entitled to have reasonable access to, review and make copies (paper or electronic) of all factual data including reports, maps, sections, drill logs, assay results, studies and all other technical, accounting and financial records or data (paper or electronic) with respect to all work of Orsa performed on or concerning, or extracted from, the Property (collectively, the "**Property Data**"), to the extent the same are in Orsa's possession, within 30 days of any request therefor by Bridgeport to Orsa. However, prior to formation of the Joint Venture, Orsa shall not be required to provide any Property Data that is not factual information.

Prior to the formation of the Joint Venture, Orsa, and after formation of the Joint Venture, the Operator, shall prepare:

(a) during periods of active exploration or periods of receipt of exploration results, brief quarterly reports on the activities carried out on or in respect of the Property, including results received in respect thereof; and

(b) within 60 days of the end of each calendar year, reports and raw data collected (including all excel exports of drillhole data, excel spreadsheets and certificates of geochemical data, raw and interpreted geophysical results, as well as any other raw data collected) on the work completed by it on the Property in the preceding year, including all costs of such work results received in respect thereof, and interpretations therefrom.

In addition, if in between delivery of periodic reports Orsa/the Operator should become aware of any change in the condition of, status of, or prospects for profitable operation of a mine on the Property which is material in relation to the Property, Orsa/the Operator shall promptly provide the other party hereto with notice of the details of such change.

None of Orsa, Bridgeport or their subsidiaries shall disclose Property Data provided to or received by one party from another with respect to the Property to third parties without obtaining the prior written consent of the disclosing party, such consent not to be unreasonably withheld or delayed. The foregoing restriction shall not apply to disclosure pursuant to the requirements of applicable laws (including regulations, rules, policies and instruments or any applicable securities regulator or stock exchange) or a regulatory authority having jurisdiction or disclosure to agents, technical consultants or professional advisors of a party who are subject to obligations to keep such material confidential or to parties that have signed confidentiality agreements with Orsa, Bridgeport or any of their respective subsidiaries. Neither party shall make any publication or declaration or publicly divulge any information relating to the Property that is not already in the public domain without obtaining the prior consent in writing from the other party. Such consent shall not be unreasonably withheld or delayed and cannot be withheld where applicable laws require public disclosure of such information. Each party shall use commercially reasonable efforts to provide no less than 48 hours advance notice to the other party to review any press release or public disclosure that it proposes with respect to this Letter Agreement or the Property. Notwithstanding any provision to the contrary, nothing in this Letter Agreement shall be interpreted as precluding any party hereto from meeting the public disclosure requirements of applicable securities laws or stock exchange policies.

15. At all reasonable times and upon reasonable notice, Orsa will provide the representatives of Bridgeport and/or Bridgeport's advisors, at their own sole risk and expense and subject to meeting Orsa's safety requirements, the right to inspect the Property and operations carried out thereon, so long as the inspecting representatives do not unreasonably interfere with operations being undertaken on the Property.

16. Except in order to secure loans to contribute its respective share of the mine construction costs and production costs, no party will at any time place any lien, pledge, mortgage, lease, sublease, charge or other encumbrance on the whole or any part of its interest in the Property or the Joint Venture without the prior written consent of the other party, such consent not to be unreasonably withheld.

17. At any time, the party that is not the Operator may, with reasonable notice and at its own cost, undertake an audit of the accounting and financial records of the Operator related to the Property for the current calendar year and the most recently completed calendar year. All written exceptions to and claims upon the Operator for discrepancies disclosed by such audit shall be

made not more than three months after receipt by such party of the audit report. Failure to make any such exception or claim within the three month period shall mean the original financial information provided by the Operator is correct and binding upon the parties. In the event that such audit reveals aggregate discrepancies in excess of 5% of the total budget for the period being reviewed, the Operator shall reimburse such party for the costs of the audit.

18. There shall be an area of interest which comprises those lands included within eight kilometres of the current outermost perimeter of the Property. If either party stakes or acquires any surface or water rights or mineral property interests wholly or partially within the area of interest, it will offer to have those rights or interests included as part of the Property and subject to this Letter Agreement. The other party shall have 30 days to elect whether to accept that offer and:

(a) if the acquisition is prior to the formation of the Joint Venture, Orsa shall pay the cost of acquisition and shall be entitled to include such costs in its required Exploration Expenditures hereunder; and

(b) if the acquisition is after the formation of the Joint Venture, each party shall pay its proportional share of the costs of acquisition,

failing which election and payment, the acquiring party may retain the rights or properties so acquired free of the terms of this Letter Agreement. This Letter Agreement shall not restrict the rights of either party to acquire mineral rights or other properties outside the area of interest.

19. This Letter Agreement may be terminated by Orsa upon 60 days' written notice. Bridgeport may terminate this Agreement by written notice to Orsa only if Orsa fails to complete any of the option exercise requirements set out in Sections 5 or 6 on or before the last day provided for the completion of such option exercise requirement and Bridgeport has provided Orsa with written notice of such failure and Orsa has not remedied such failure within the time allowed pursuant to Section 20. Upon termination of this Agreement, Orsa:

(a) forfeits any and all further interest in the Property hereunder and shall cease to be liable to Bridgeport in debt, damages or otherwise save for the performance of those of its obligations which theretofore should have been performed;

(b) shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of six months thereafter, upon giving Bridgeport prior written notice and at Orsa's sole risk, for the purpose of removing its chattels, machinery, equipment and fixtures therefrom, and for the purpose of fulfilling its obligations pursuant to paragraph (d) hereof;

(c) shall pay or cause to be paid all rates, taxes, duties, royalties, assessments and mineral rights or fees levied on the Property to maintain the Property in good standing for not less than three months following the effective date of termination, which obligation will survive the termination of this Agreement;

(d) shall have satisfied all applicable laws, regulations and policies relating to reclamation of the Property as a result of its activities on the Property and shall leave the Property in a safe condition; and

(e) shall turn over to Bridgeport copies of all maps, reports, assay results and other factual data in its possession in connection with its operations on the Property.

20. Subject to Section 22, time shall be of the essence of this Letter Agreement, and Orsa, Bridgeport and Bridgeport Gold shall use their commercially reasonable efforts to fulfil their obligations hereunder in a timely fashion, provided that if any party (the "**Breaching Party**") fails to meet its obligations in a timely fashion, the other party shall provide written notice to the Breaching Party of such breach, and the Breaching Party will have 30 days to remedy such beach, unless such breach is a failure to make any required payment or share issuance as set out under Section 6, in which case the Breaching Party will have 10 days to remedy such breach.

21. Each of the parties hereto will be responsible for their own expenses, including fees and expenses of legal advisors, accountants and other experts, incurred in connection with this Letter Agreement and the Joint Venture Agreement.

22. No party will be liable for its failure to perform any of its obligations under this Letter Agreement due to a cause beyond its control including, but not limited to, adverse weather conditions, environmental protests or blockages, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation or any other force majeure event, but excluding a lack of funds. A party relying on an event of force majeure will promptly give written notice to the others and all time limits imposed by this Letter Agreement will be extended from the commencement of the force majeure event by a period equivalent to the period of delay resulting from the force majeure event. A party relying on an event of force majeure will take all reasonable steps to eliminate the same and, if possible, will perform its obligations under this Letter Agreement as far as commercially practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Letter Agreement if an event of force majeure renders completion commercially impracticable.

23. The terms and conditions of this Letter Agreement are subject to the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without giving effect to any

rule or principle of the conflict of laws which would apply the laws of any other jurisdiction. The parties hereto agree to attorn to the non-exclusive jurisdiction of the courts of British Columbia in respect of any legal proceedings regarding this Letter Agreement.

24. Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or sent by facsimile, as the case may be, addressed as follows:

In the case of Bridgeport or Bridgeport Gold:

Bridgeport Ventures Inc.
36 Toronto Street
Suite 1000
Toronto, Ontario
M5C 2C5
Fax: (416) 350-5226
Attention: President and Chief Executive Officer

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100
40 King Street West
Toronto, ON
M5H 3C2
Fax: (416) 644-9337
Attention: Jay Goldman

In the case of Orsa:

Orsa Ventures Corp.
1509 – 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2
Fax: (604) 669-4776
Attention: President and Chief Executive Officer

with a copy to:

Axium Law Corporation
Suite 3350 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1L2
Fax: (604) 692-4900
Attention: Joseph Giuffre

25. Bridgeport agrees to take all reasonable actions to cause Bridgeport Gold to comply with the terms of this Letter Agreement.

26. The obligations of the parties hereto will be subject to the receipt of all necessary regulatory approvals, including the approval of the TSX and the TSX-V, as required, and each of the parties hereto agrees to use commercially reasonable efforts to obtain such approvals.

27. All references to dollar amounts herein are references to the lawful currency of Canada.

28. This Letter Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

29. Subject to Section 13 above, this Letter Agreement may not be assigned without the prior written consent of the other parties hereto. Bridgeport hereby consents to the assignment of this Agreement by Orsa to a directly or indirectly wholly-owned subsidiary of Orsa, provided that any such wholly-owned subsidiary of Orsa must agree in writing to jointly and severally assume all the obligations of Orsa under this Letter Agreement and to be bound by the terms hereof.

30. This Letter Agreement constitutes the entire agreement between the parties hereto with regard to the subject matter hereof. Without restricting the generality of the foregoing, this Letter Agreement replaces and supersedes the non-binding term sheet between Orsa and Bridgeport dated June 7, 2011.

31. If any provision of this Letter Agreement is invalid, illegal, or incapable of being enforced by reason of any rule of law or public policy, then such provision will be severed from and will not affect any other provision of this Letter Agreement. Upon such determination, the parties hereto will negotiate in good faith to modify such terms or provisions so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible. All other provisions of this Letter Agreement will, nevertheless, remain in full force and effect and no provision will be deemed dependent upon any other provision unless so expressed.

32. This Letter Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument. Delivery of a copy by facsimile or other electronic means will be deemed to be delivery of an original.

Agreed on behalf of Orsa Ventures Corp.

Authorized Signatory

Dated July 18, 2011

Agreed on behalf of Bridgeport Ventures Inc.

Authorized Signatory

Dated July 18, 2011

Agreed on behalf of Bridgeport Gold Inc.

Authorized Signatory

Dated July 18, 2011

EXHIBIT A

Ashby Property – Description

Registered Holder	Property	Claim name	BLM Serial No	Location Date
Bridgeport Gold Inc.	Ashby	Lazy 1	NMC854199	2-Sep-03
Bridgeport Gold Inc.	Ashby	Lazy 2	NMC854200	2-Sep-03
Bridgeport Gold Inc.	Ashby	Lazy 3	NMC854201	4-Nov-03
Bridgeport Gold Inc.	Ashby	Lazy 4	1044949	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 5	1044950	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 6	1044951	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 7	1044952	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 8	1044953	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 9	1044954	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 10	1044955	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 11	1044956	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 12	1044957	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 13	1044958	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 14	1044959	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 15	1044960	14-Mar-11
Bridgeport Gold Inc.	Ashby	Lazy 16	1044961	14-Mar-11